                                                Filed pursuant to Rule 424(b)(3)
                                                      Registration No. 333-71690


THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED NOVEMBER 2, 2001

                                13,650,800 SHARES

                          INTERNET PICTURES CORPORATION

                                  COMMON STOCK

The selling stockholders listed on page 9 are offering up to 13,650,800 shares of our common stock. The shares are issuable upon conversion of our Series B preferred stock, which the selling stockholders purchased from us in a private placement in September, 2001. iPIX will not receive any proceeds from the sale of the shares of common stock by the selling stockholders.

Our common stock is traded on the Nasdaq National Market under the symbol "IPIX." On November 1, 2001, the reported last sale price of our common stock was $2.10 per share.

We will not pay any underwriting discounts or commissions in this offering.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 2.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



November 2, 2001

We have not authorized anyone to give you any information that differs from the information in this prospectus. If you receive any different information, you should not rely on it. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted.

                                TABLE OF CONTENTS

Internet Pictures Corporation...............................................2
Risk Factors................................................................2
Forward-Looking Statements..................................................8
Use of Proceeds.............................................................8
Information about iPIX and this offering....................................8
Selling Stockholders........................................................9
Plan of Distribution.......................................................11
Legal Matters..............................................................13
Experts....................................................................14

                          INTERNET PICTURES CORPORATION

Internet Pictures Corporation, or iPIX, is a technology provider and the leader in the delivery of dynamic imaging. Our end-to-end solutions include full-service and self-service options for the capture, processing, hosting and distribution of immersive, still and motion pictures. Our products and services include Rimfire, an open imaging platform that enables Internet site end-users to easily publish still digital media to the Internet with simple drag-and-drop image submission. iPIX has developed patented technology for the creation of 360 degree by 360 degree immersive images in both still and video formats that provide a complete field of view.

iPIX was incorporated in the state of Delaware on January 1, 1999. Our headquarters are located at 3160 Crow Canyon Road, 4th Floor, San Ramon, California 94583 with co-headquarters at 1009 Commerce Park Drive, Oak Ridge, Tennessee 37830. Our telephone number is (925) 242-4000. We can be found on the Internet at www.ipix.com. Information contained on our website is not a part of this prospectus.


                                  RISK FACTORS

You should carefully consider the risks and uncertainties described below and all other information contained in this prospectus and incorporated by reference before deciding to purchase shares of our common stock. The risks described below are not the only risks we face. Additional risks that we do not yet know or that we currently believe are immaterial may also impair our business operations. If any of the events or circumstances described in the following risks actually occurs, our business may suffer, the trading price of our common stock may decline and you may lose all or a part of your investment.

OUR LIMITED OPERATING HISTORY AND CHANGE IN BUSINESS STRATEGY MAKES IT DIFFICULT TO EVALUATE OUR BUSINESS

         During the quarter ended March 31, 2001, we sold our full-service, residential real estate business and completed a significant restructuring of our company. We focused our business on generating higher margin revenue from our Rimfire and iPIX immersive solutions and significantly reduced our operating expenses and number of employees. As a result, we have a limited operating history on which you can base an evaluation of our business and prospects. Our prospects must be considered in the light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development. To address these risks and uncertainties, we must, among other things:

         -        increase our customer base for Rimfire services;

         - maintain and enhance our brand and expand our immersive product and service offerings;

         -        attract, integrate, retain and motivate qualified personnel;
                  and

         - adapt to meet changes in our markets and competitive developments.

         We may not be successful in accomplishing these objectives.

WE ARE NOT PROFITABLE, AND WE WILL CONTINUE TO INCUR LOSSES

         As of September 30, 2001, we had an accumulated deficit of $501 million. We have not achieved profitability, and we will continue to incur losses. A substantial portion of our revenues for the quarter ended September 30, 2001 and our future revenues will be derived from transaction fees and license fees from our Rimfire customers, particularly eBay Inc. In the future, we may introduce new products and services and enhancements and improvements to our current product and service offerings. We may have to increase our operating expenses in order to increase our customer base, enhance our brand image and support our growing infrastructure. In order for us to become profitable, we must increase our revenues and gross profit margins sufficiently to cover current and future operating expenses. If we fail to do so, we may never achieve profitability or positive cash flows from operations. Although we believe our current cash balances will provide adequate liquidity to fund our operations and meet our other cash requirements until we can generate positive cash flows from operations, there can be no assurance that our cash balances will be adequate should unanticipated events occur.

OUR QUARTERLY RESULTS MAY FLUCTUATE, WHICH COULD MAKE FINANCIAL FORECASTING DIFFICULT AND INCREASE VOLATILITY IN OUR COMMON STOCK

         We expect our revenues and operating results to vary significantly from quarter-to-quarter. As a result, quarter-to-quarter comparisons of our revenues and operating results may not be meaningful. In addition, due to our limited operating history and shift in business strategy, it may be difficult to predict our future revenues and results of operations accurately. It is likely that, in one or more future quarters, our operating results will fall below the expectations of securities analysts and investors. If this happens, the trading price of our common stock is likely to be materially and adversely affected.

WE RELY ON THIRD PARTY SYSTEMS TO PROVIDE OUR RIMFIRE SERVICE

         We rely on certain third-party computer systems and third-party service providers, including a third party Internet service provider, to host and maintain our production services for all of our Rimfire customers. The performance and availability of our Internet systems is critical to our business and reputation. Any system failure, including network, software or hardware failure that interrupts the delivery of Rimfire services or decreases our responsiveness to our customers could be disruptive to our business. Our Internet service provider does not guarantee that its Internet access will be uninterrupted, error free or secure. Because our revenue from our Rimfire service is transaction based, any interruption in Internet access will result in a loss of revenue for the period that Internet access is unavailable.

OUR OPERATING RESULTS ARE HIGHLY DEPENDENT ON GENERATING RECURRING REVENUE FROM OUR RIMFIRE SERVICE AND REVENUE FROM NEW MARKETS, AND WE MUST BE SUCCESSFUL IN ADDING NEW RIMFIRE SERVICE CUSTOMERS

         Substantially all of our recurring revenue is derived from transaction fees generated by our Rimfire service. In particular, eBay is our largest Rimfire customer and represented approximately 16% of total revenue and 59% of total Rimfire service revenue for the nine months ended September 30, 2001. We believe that transaction fees from eBay will continue to increase as more eBay customers utilize our service on the eBay auction website. We must continue to add Rimfire customers in order to increase revenues and diversify our sources of revenue. We will also be dependent on our ability to successfully develop our product and service offerings for new markets, such as security and observation, business-to-business (B2B) and classified advertising. In order to achieve and maintain profitability, we must be successful in generating revenue from sales of our product and service offerings into existing and new markets. In addition, any significant decrease in demand for our picture services on the eBay auction site could have material adverse effect on our revenue and our ability to achieve profitability. We must also continue to improve and enhance our Rimfire service. If we fail to do so in a timely manner, or if we suffer a decrease in demand for our products and services, our revenue will decrease.

OUR SUCCESS DEPENDS ON OUR ABILITY TO PROTECT OUR INTELLECTUAL PROPERTY

         We regard our intellectual property as critical to our success, and we rely on trademark, copyright and patent law, trade secret protection and confidentiality and/or license agreements with our employees, customers, partners and others to protect our proprietary rights. If we are not successful in protecting our intellectual property, there could be a material adverse effect on our business.

         While we believe that our issued patents and pending patent applications help to protect our business, there can be no assurance that:

         - any patent can be successfully defended against challenges by third parties;

         - pending patent applications will result in the issuance of patents;

         - our competitors or potential competitors will not devise new methods of competing with us that are not covered by our patents or patent applications;

         - new prior art will not be discovered which may diminish the value of or invalidate an issued patent; or

         - a third party will not have or obtain one or more patents that prevent us from practicing features of our business or will require us to pay for a license to use those features.

         Also, our patents, service marks or trademarks may be challenged and invalidated or circumvented. In addition, we are exposed to infringement of our intellectual property in foreign markets because our intellectual property is protected under United States laws that may not extend to foreign uses.

         We have been involved in litigation relating to the protection of intellectual property rights and could be involved in future litigation as third parties develop products that we believe infringe on our patents and other intellectual property rights. We have experienced attempts to misappropriate our technology, and we expect those attempts may continue. We are currently involved in litigation in which our rights to technology have been challenged. The cost of such litigation or the determination against us in this type of lawsuit could have a material adverse effect on our business.

IF WE LOSE KEY MEMBERS OF OUR PERSONNEL, OUR FUTURE SUCCESS COULD BE LIMITED

         Our future success depends on our ability to attract and retain key management, engineering, technical and other personnel. In addition, we must recruit additional qualified management, engineering, technical and marketing and sales and support personnel for our operations. Competition for this type of personnel is intense, and we may not be successful in attracting or retaining personnel. The loss of the services of one or more members of our management group or other key employees or the inability to hire additional qualified personnel will limit our ability to grow our business.

OUR SUCCESS IS DEPENDENT UPON OUR ABILITY TO ADAPT TO TECHNOLOGICAL CHANGES, AND IF WE FAIL TO DO SO, OUR OFFERINGS MAY BECOME OBSOLETE

         We compete in a market characterized by rapidly changing technology, evolving industry standards, frequent new service and product announcements, introductions and enhancements and changing customer demands. These market characteristics are intensified by the emerging nature of the Internet and the multitude of companies offering Internet-based products and services. Thus, our success depends on our ability to adapt to rapidly changing technologies, to adapt our offerings to evolving industry standards and to continually improve the performance, features and reliability of our offerings in response to competitive products and shifting demands of the marketplace. In addition, widespread changes in Internet, networking or telecommunications technologies or other technological alterations could require substantial expenditures to modify our products, services or infrastructure. Failure to adapt to new technology in any of these areas could have a material adverse effect on our business, results of operations and financial condition.

WE MAY NOT BE SUCCESSFUL IN EXPANDING OUR BUSINESS INTO INTERNATIONAL MARKETS

         A part of our long-term strategy has been to expand into international markets. The success of any additional foreign operations will be substantially dependent upon our entering and succeeding in those markets. We may experience difficulty in managing international operations as a result of competition, technical problems, distance, language or cultural differences.

         As we manage our international efforts, we will be subject to a number of risks, including the following:

         - failure of foreign countries to rapidly adopt the Internet, digital imaging or other required technologies;

         - unexpected changes in regulatory requirements, especially regarding the Internet;

         - slower payment and collection of accounts receivable than in our domestic market; and

         -        political and economic instability.

We cannot assure you that we will be able to successfully market our products in foreign markets.

WE ARE SUSCEPTIBLE TO BREACHES OF ONLINE COMMERCE SECURITY

         A party able to circumvent our security measures could misappropriate proprietary database information or cause interruptions in operations. As a result, we may need to expend significant capital and other resources to protect against security breaches or to alleviate problems caused by security breaches. This additional expense could harm our business, financial condition and results of operation.

OUR CERTIFICATE OF INCORPORATION AND BYLAWS CONTAIN ANTI-TAKEOVER PROVISIONS THAT MAY MAKE IT MORE DIFFICULT OR EXPENSIVE TO ACQUIRE US IN THE FUTURE, WHICH COULD NEGATIVELY AFFECT OUR STOCK PRICE

         Our amended and restated certificate of incorporation and amended and restated bylaws and applicable provisions of Delaware law contain several provisions that may make it more difficult for a third party to acquire control of us without the approval of our board of directors. In addition, in October of 2000, our board of directors approved a shareholder rights plan that has the effect of making an acquisition of us prohibitively expensive unless our board of directors approves of the acquisition. The provisions of our certificate and bylaws and the Delaware General Corporation Law may make it more difficult or expensive for a third party to acquire a majority of our outstanding voting common stock or delay, prevent or deter a merger, acquisition, tender offer or proxy contest, which may negatively affect our stock price.

BECAUSE OUR PRODUCT AND SERVICE OFFERINGS ARE INTENDED TO ENHANCE INTERNET COMMERCIAL TRANSACTIONS, THE SUCCESS OF OUR BUSINESS WILL BE DEPENDENT UPON CONTINUED GROWTH OF INTERNET COMMERCE

         Our products and services are intended to enhance and facilitate commercial transactions over the Internet. Our future revenues are substantially dependent upon the widespread acceptance and use of the Internet and other online services as a medium for commerce by consumers and sellers. If continued acceptance and growth of Internet use does not occur, it could have a material adverse effect on our business.

         The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and in the amount of traffic. Continued development and maintenance of the Internet's infrastructure to handle this increased traffic must continue. In addition, timely development of complimentary products, such as high-speed modems, providing reliable Internet access and services will also be required.

         The Internet has experienced a variety of outages and other delays as a result of computer viruses and other damages to portions of its infrastructure. Outages and delays, and infections by computer viruses, are likely to continue and affect the level of Internet usage generally. Such outages and delays will affect processing of transactions on Rimfire integrated websites. We will experience reduction in revenues and increased expenses as a result of such outages and delays. We will be required to continually make capital investments to enhance our infrastructure and protect our services from computer viruses and other outages and delays on the Internet. The cost of such improvements could have a material adverse effect on our business.

OUR MARKET IS HIGHLY COMPETITIVE, AND OUR BUSINESS MAY SUFFER IF WE ARE UNABLE TO COMPETE SUCCESSFULLY

         The market for our immersive products and our Rimfire products and services are new and rapidly evolving. We currently compete with other providers of image management services, such as Kodak and MGI Software. The market for immersive products and services is intensely competitive. We compete with other providers of immersive imaging technology, such as Apple and BeHere Corporation. Each of these companies develops and markets products and services similar to ours. We expect additional competition from other emerging and established companies. There can be no assurance that the Company's current and potential competitors will not develop products that are more effective than our current or future products, or that our products and technology will not be rendered obsolete by such developments. Some of our competitors have longer operating histories, greater name recognition and significantly greater financial, technical and marketing resources. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to promotion and sale of their products than us. Our business will suffer if we are unable to compete effectively.

CONCENTRATED CONTROL OVER OUR VOTING STOCK COULD ADVERSELY AFFECT STOCKHOLDERS

         As of September 30, 2001, the holders of our Series B Preferred Stock beneficially owned approximately 62% of our outstanding voting stock, assuming an eight-to-one conversion ratio. As a result, these stockholders are able to exercise control over certain matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Such control could discourage others from initiating potential merger, takeover or other change of control transactions. As a result, the market price of our common stock could be adversely affected.

THE IMPACT OF CHANGES IN GLOBAL ECONOMIC CONDITIONS ON OUR CUSTOMERS MAY CAUSE US TO FAIL TO MEET EXPECTATIONS, WHICH WOULD NEGATIVELY IMPACT THE PRICE OF OUR STOCK

         Our operating results can vary significantly based upon the impact of changes in global and domestic economic conditions on our customers. The domestic and economic environment in 2001 is more uncertain than in recent periods. Additionally, the September 11, 2001 terrorist attacks in New York City, Washington, D.C. and Pennsylvania, and the United States' military response, has further affected the economic environment. At the time of the attacks, capital investment by businesses, particularly investments in new technology, had been experiencing substantial weakness. This weakness was aggravated by the September 11 attacks. Economic and a political uncertainty resulting from the attacks and the U.S. military response could result in further decline in new technology investments. The effects of these actions could cause customers to defer or reconsider purchasing products or services if they experience a downturn in their business or if there is a downturn in the general economy. Such events could have a material adverse effect on our business.

                           FORWARD-LOOKING STATEMENTS

This prospectus contains statements about future events and expectations which are characterized as forward-looking statements. Forward-looking statements are based upon management's beliefs, assumptions and expectations of our future economic performance, taking into account the information currently available to them. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties that may cause actual results, performance or financial condition to be materially different from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. Factors that could contribute to these differences include those discussed in "Risk Factors" and other sections of this prospectus.

The words believe, may, will, should, anticipate, estimate, expect, intends, objective or similar words or the negatives of these words are intended to identify forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors.

                                 USE OF PROCEEDS

We will not receive any of the net proceeds from the sale of shares of common stock in this offering by the selling stockholders.

                    INFORMATION ABOUT IPIX AND THIS OFFERING

You should rely only on the information provided or incorporated by reference in this prospectus. We have not authorized any person to provide you with different information. No offer of these securities is being made in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the document.

We have filed with the SEC a resale registration statement on Form S-3 to register the common stock offered by this prospectus. However, this prospectus does not contain all of the information contained in the registration statement and the exhibits to the registration statement. We strongly encourage you to carefully read the registration statement and the exhibits to the registration statement.

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. You can request copies of these documents by contacting the SEC and paying a fee for the copying cost. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at www.sec.gov.

The SEC allows us to "incorporate by reference" the information contained in documents that we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.

The following documents filed with the SEC are incorporated by reference in this prospectus:

         1. Our Annual Report, as amended, on Form 10-K for the year ended December 31, 2000;

         2. Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001;

         3. Our Current Reports, on Form 8-K filed on January 29, 2001, May 14, 2001, May 29, 2001 and October 3, 2001; and

         4. The description of our common stock set forth in our registration statement on Form 8-A, filed with the SEC on June 14, 1999.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Internet Pictures Corporation, Attention; Investor Relations Officer, 3160 Crow Canyon Road, 4th Floor, San Ramon, California 94583; telephone: (925) 242-4000.

                              SELLING STOCKHOLDERS

We are registering the shares covered by this prospectus on behalf of the selling stockholders named in the table below. We issued our Series B preferred stock, which preferred stock is convertible into our common stock, to the selling stockholders in a private placement transaction. We have registered the shares of common stock to permit the selling stockholders and their pledgees, donees, transferees or other successors-in-interest that receive their shares from the selling stockholders as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares.

The following table sets forth the name of the selling stockholders, the number of shares owned by each of them, the number of shares that may be offered under this prospectus and the number of shares of our common stock beneficially owned by each of the selling stockholders as of October 1, 2001. After this offering is completed and assuming all of the shares are sold, none of the selling stockholders will own any shares of our common stock, except eBay, which will beneficially own 40,000 shares of our common stock (which is less than 1% of our total outstanding shares). During the years 2000 and 2001, we provided eBay with Rimfire services pursuant to a written visual content services agreement. The number of shares in the column "Number of Shares Being Offered" represents all of the shares that the selling stockholders may offer under this prospectus and is based on a ten-for-one conversion ratio of common stock to Series B preferred stock. The selling stockholders may sell some, all or none of their shares. We do not know how long the selling stockholders will hold the shares before selling them, and we currently have no agreements, arrangements or understanding with the selling stockholders regarding the sale of any of their shares. The shares offered by this prospectus may be offered from time to time by the selling stockholders.

The following table presents information regarding the beneficial ownership of the common stock as of October 1, 2001 by each of the selling stockholders. The table includes all shares of common stock issuable within 60 days of October 1, 2001 upon the exercise of options and other rights beneficially owned by the indicated stockholders on that date. Beneficial ownership is determined under the rules of the Securities and Exchange Commission and includes voting and investment power with regard to the shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control with regard to all shares beneficially owned. The applicable percent ownership for each stockholder before the offering is based on 6,669,201 shares of common stock outstanding as of October 1, 2001, together with applicable ownership of securities for that stockholder. Shares of common stock issuable upon conversion of Series B preferred stock and exercise of warrants and options which are convertible or exercisable within 60 days of October 1, 2001 are deemed outstanding for the purpose of computing the percent ownership of the person holding those securities but are not deemed outstanding for computing the percent ownership of any other person.

                                               Maximum Shares
                                             Beneficially Owned
                                              Prior to Offering
                                             --------------------
-----------------------------------------------------------------------------
Name                                         Number    Percent(%)   Number of
                                                                      Shares
                                                                      Being
                                                                     Offered
-----------------------------------------------------------------------------
Image Investor Portfolio, a                 8,780,300     56.7      8,780,300
separate series of Memphis Angels, LLC
-----------------------------------------------------------------------------
National Fire & Casualty                      125,000      1.8        125,000
-----------------------------------------------------------------------------
New South Capital Management, Inc.,            75,000      1.1         75,000
Profit Sharing Plan
-----------------------------------------------------------------------------
PhotoOp, LLC                                  875,000     11.6        875,000
-----------------------------------------------------------------------------
New South Special Equities, L.P.              925,000     12.1        925,000
-----------------------------------------------------------------------------
First Avenue Partners, L.P.                 1,750,000     20.7      1,750,000
-----------------------------------------------------------------------------
eBay Inc.                                   1,040,000     13.4      1,000,000
-----------------------------------------------------------------------------
1995 Dalton Trust                              50,000     *            50,000
-----------------------------------------------------------------------------
John S. Cannon                                 50,000     *            50,000
-----------------------------------------------------------------------------
Brian Walsh                                    12,500     *            12,500
-----------------------------------------------------------------------------
Cooley Godward, LLP                             8,000     *             8,000
-----------------------------------------------------------------------------
TOTALS                                     13,690,800              13,650,800


* less than 1%

                              PLAN OF DISTRIBUTION

The selling stockholders may sell the shares from time to time. The selling stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in privately negotiated transactions. The selling stockholders may effect these transactions by selling the shares to or through broker-dealers. The selling stockholders may sell their shares in one or more of, or a combination of:

         - a block trade in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         - purchase by a broker-dealer as principal and resale by a broker-dealer for its account under this prospectus;

         - an exchange distribution in accordance with the rules of an exchange;

         - ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

         -        privately negotiated transactions.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. If the plan of distribution involves an arrangement with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, the amendment or supplement will disclose, if required at the time:

         - the name of the selling stockholder and of the participating broker-dealer(s);

         -        the number of shares involved;

         -        the price at which the shares were sold;

         - the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable;

         - that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

         -        other facts material to the transaction.

From time to time, the selling stockholders may transfer, pledge, donate or assign their shares of common stock to lenders or others and each of such persons will be deemed to be a "selling stockholder" for purposes of this prospectus. The number of shares of common stock beneficially owned by each of the selling stockholders will decrease as and when one takes such actions. The plan of distribution for a selling stockholder's shares of common stock sold under this prospectus will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be selling stockholders hereunder. In this instance, we will file a supplement to this prospectus including the transferee as a selling stockholder.

Except as prohibited by a preferred stockholders' agreement entered into by the selling stockholders, the selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with a selling stockholder. The selling stockholders also may sell shares short and redeliver the shares to close out short positions. The selling stockholders may enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer the shares under this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the loaned shares, or upon a default, the broker-dealer may sell the pledged shares under this prospectus.

In effecting sales, broker-dealers engaged by a selling stockholder may arrange for other broker-dealers to participate in the resales. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from a selling stockholder. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. A broker-dealer or agent and any other participating broker-dealer or a selling stockholder may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, in connection with sales of the shares. Accordingly, any commission,



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
discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. The selling stockholders may agree to indemnify any broker-dealer that participates in transactions involving sales of shares against certain liabilities, including liabilities arising under the Securities Act. Because a selling stockholder may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, the selling stockholder will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus that qualify for sale under Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling stockholders do not have arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed the selling stockholders of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will pay all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against specific liabilities, including liabilities arising under the Securities Act. Pursuant to a registration rights agreement, we have agreed to indemnify the selling stockholders against specific liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

We have agreed to maintain the effectiveness of this registration statement until the time as all the shares have been sold by the selling stockholders pursuant to a registration statement or pursuant to Rule 144 under the Securities Act. The selling stockholders may sell all, some or none of the shares offered by this prospectus.

                                  LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Baker, Donelson, Bearman & Caldwell, a professional corporation.




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                                     EXPERTS

The financial statements as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 included in this Prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.










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